  EXHIBIT 99.1

May 1, 2017	News Release 17-07

Commissioning Underway at Brucejack Mine

Vancouver, British Columbia May 1, 2017; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company) is pleased to report that wet commissioning is nearing completion at the Brucejack Mine. The commissioning process was initiated in April and the first ore has been introduced to the process in preparation for production.

Construction of underground infrastructure, including the crusher, rock breaker, feeder, electrical substation, conveying system and transfer towers is substantially complete and commissioned. The conveyor gallery from the Valley of the Kings portal to the mill building has been installed and the conveyor has been commissioned. Nine hundred tonnes of ore has been introduced as part of the commissioning process and run through the crusher and conveyed to the surge bin in the mill building.

Commissioning of the process plant and service systems is progressing. The variable frequency drives for the SAG and ball mills have been tested and commissioned, with electric motors bumped and drives coupled. Water has been introduced into both mills and water load test operation has been completed. The rougher floatation cells have been hydro tested and blowers and compressors have been commissioned. The SAG mill feeders and conveyors have been commissioned, as has the recirculation high angle conveyor. Services such as process and fresh water, instrument air, pump gland water have been commissioned and are in service. The fire pumps have been commissioned. We remain on track for the production of gold concentrate and doré in the coming weeks.

Power from the 57-kilometer long transmission line connecting the Brucejack Mine to the BC Hydro power grid is now fully integrated and powering the entire mine site with high voltage commissioning completed. The switch gear and electrical distribution within the mill building and the Valley of the Kings portal building has been commissioned and is being energized as subsystem installation is completed. The process control communication system infrastructure installation is substantially complete with the DCS operational control system implementation and testing ongoing.

Underground development continues to advance and the hand-over from the construction team to the operations crew has been completed. Over 187,000 tonnes of ore have been stockpiled on surface and underground. Two long-hole drills are currently drilling off stopes. The slot raise and slot in the test stope have been blasted. The test stope is ready for production and four other production stopes are being drilled.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mining Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development.

About Pretivm

Pretivm is constructing the high-grade underground Brucejack gold mine in northern British Columbia with commercial production targeted for 2017.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4

(604) 558-1784
(877) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, the adequacy of Pretivm's financial resources, the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate, realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, Pretivm's executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 30, 2017 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

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